GENESIS UNICORN CAPITAL CORP.

281 Witherspoon Street, Suite 120

Princeton, New Jersey 08540

February 10, 2022

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo, Branch Chief

Re:	Genesis Unicorn Capital Corp. Initial Public Offering
SEC Registration Statement S-1
(SEC File Number: 333-257623) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective at 4:00 p.m., Washington D.C. time, on Monday, February 14, 2022, or as soon thereafter as practicable.

The Company hereby acknowledges that:

● Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting as pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

● The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

● The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GENESIS UNICORN CAPITAL CORP.

By:	/s/ Samuel Lui
Name:	Samuel Lui
Title:	President and Chief Financial Officer

cc:	Bill Huo, Esq. (via email)
David Crandall, Esq. (via email)